Exhibit 21.1

Subsidiaries of Registrant

HInnovation Inc., a Minnesota corporation

Subsidiary of HInnovation Inc.:

HInnovation (Beijing) Science and Technology, Inc., incorporated under the laws of the People’s Republic of China

Vital Images Holding B.V., incorporated under the laws of the Netherlands

Subsidiary of Vital Images Holding B.V.:

Vital Images Europe B.V.